FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

The Altman Group

212-400-2605

wantler@altmangroup.com

The Taiwan Fund, Inc. Announces

Final Results of Tender Offer

June 19, 2012 – The Taiwan Fund, Inc. (NYSE: TWN) (the “Fund”) announced today that, in accordance with its tender offer to purchase up to 9,288,045 of the Fund’s issued and outstanding shares of common stock, which expired on June 13, 2012, the Fund has accepted 9,288,045 shares for payment on June 19, 2012 at $15.55 per share, which is equal to 99% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on June 14, 2012. The Fund will make prompt payment to participating stockholders of the purchase price for shares accepted in the tender offer. The 9,288,045 shares represent 50% of the Fund’s outstanding shares. A total of approximately 15,372,075 shares were properly tendered and not withdrawn by June 13, 2012, the final date for withdrawals. Therefore, on a pro rated basis, approximately 60.4% of the shares so tendered have been accepted for payment.

The Fund is a diversified closed-end investment company, which seeks long term capital appreciation primarily through investments in equity securities listed on the Taiwan Stock Exchange. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “TWN.”

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.